Exhibit 3.2.1

Amendment to Bylaws

Adopted by Board of Directors on July 13, 2022, by unanimous written consent.

Article 1.03. Written notice of annual or special meetings of shareholders stating the place, day, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given by the secretary or persons authorized to call the meeting to each shareholder of record entitled to vote at the meeting. Such notice shall be given not less than ten (10) nor more than sixty (60) days prior to the date of the meeting, and such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his/her/its address as it appears on the stock transfer books of the Corporation or sent to an email address of record on the corporate records for a shareholder.